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MAR 0 8 2023

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SECURITIES AND EXCHANGE COMMISSION
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SEC FILE NUMBER
8-41426

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: B. Riley Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11100 Santa Monica Blvd, Suite 800
(No. and Street)

Los Angeles	CA	90025
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael McCoy	310-689-2243	mmccoy@brileyfin.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Spicer Jeffries LLP
(Name – if individual, state last, first, and middle name)

4601 DTC Boulevard, Suite 700	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)

10/20/2003	349
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Michael McCoy, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of B. Riley Securities, Inc., as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Financial Officer

Based on the statement from Commission staff and difficulties arising from Covid 19, it is making this filing without a notarization.

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

B. Riley Securities, Inc.

Index

December 31, 2022

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and Board of Directors of
B. Riley Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of B. Riley Securities, Inc. (the "Company") as of December 31, 2022 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as the Company's auditor since 2017.

Denver, Colorado
March 1, 2023

B. Riley Securities, Inc.

Statement of Financial Condition

December 31, 2022
(Dollars in thousands)

Assets		
Cash and cash equivalents	$	38,945
Receivables:		
Securities borrowed		2,343,327
Due from affiliates		4,280
Investment banking, net of allowance for doubtful accounts		7,259
Due from clearing brokers		21,648
Other		3,687
Financial instruments owned, at fair value		412,317
Operating lease right-of-use assets		8,350
Goodwill and intangible assets		118,029
Furniture, equipment, software, and leasehold improvements, net of accumulated depreciation and amortization		2,853
Prepaid expenses and other assets		38,588
Total assets	$	2,999,283
Liabilities and Shareholder's Equity		
Liabilities		
Securities loaned	$	2,334,031
Financial instruments sold, not yet purchased, at fair value		5,897
Note payable		23,783
Accrued compensation and benefits		39,213
Accounts payable and accrued expenses		16,849
Due to affiliates		9,142
Operating lease liabilities		10,044
Total liabilities		2,438,959
Commitments and Contingencies (Note 11)		
Shareholder's equity		
Common stock, $1 par value, 2,000 shares authorized, 1,135 shares issued and outstanding		201
Additional paid-in capital		229,794
Retained earnings		330,329
Total shareholder's equity		560,324
Total liabilities and shareholder's equity	$	2,999,283

The accompanying notes are an integral part of this financial statement.

Note 1. Organization and Nature of Operations:

B. Riley Securities, Inc., f/k/a B. Riley FBR, Inc., ("the Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware corporation engaged in a single line of business as a securities broker-dealer, which includes institutional brokerage and investment banking activities. The Company is a wholly-owned subsidiary of B. Riley Financial, Inc. (the "Parent" or "B. Riley Financial").

On January 19, 2022, B. Riley Financial, Inc completed the acquisition of FocalPoint Securities, LLC, an independent investment bank headquartered in Los Angeles, California. On July 6, 2022, FocalPoint Securities, LLC merged into B. Riley Securities, Inc. The acquisition is expected to significantly expand the Company's mergers and acquisitions ("M&A") advisory business and enhance its debt capital markets and financial restructuring capabilities.

The Company's principal business activities, including capital raising, financial advisory, institutional sales and trading, differentiated securities research and securities lending are all linked to the capital markets.

The Company's investment banking and institutional brokerage business activities are primarily focused on small- and mid-cap stocks in the following industry sectors: consumer, energy and natural resources, financial institutions, healthcare, insurance, industrials, real estate, and technology, media and telecommunications. Additionally, the Company also provides securities lending services to institutional clients. These services include facilitating the sourcing, borrowing and lending of equity and fixed income securities. By their nature, the Company's business activities are conducted in markets which are highly competitive and are subject to general market conditions, volatile trading markets and fluctuations in the volume of market activity, as well as conditions affecting the companies and markets in the Company's areas of focus.

The Company's revenues from investment banking are subject to substantial fluctuations due to a variety of factors that cannot be predicted with great certainty, including the overall condition of the economy and the securities markets as a whole and of the sectors on which the Company focuses. Fluctuations also occur due to the level of market activity, which, among other things, affects the flow of investment dollars and the size, number and timing of transactions. As a result, net results and revenues may vary significantly from year-to-year.

Note 2. Summary of Significant Accounting Policies:

Use of Estimates

The preparation of the Company's financial statements, in conformity with accounting principles generally accepted in the United States of America, ("U.S. GAAP"), requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although the Company bases its estimates and assumptions on historical experience and market information (when available) and on various other factors that it believes to be reasonable under the circumstances, management exercises significant judgment in the final determination of its estimates. Actual results may differ from these estimates.

Cash and Cash Equivalents

Cash equivalents include demand deposits with banks, money market accounts, and highly liquid investments with original maturities of three months or less. As of December 31, 2022, $20,000 of the Company's cash equivalents are invested in government money market funds that invest primarily in U.S. Treasuries and other securities directly or indirectly guaranteed by the U.S. government. The Company holds cash in financial institutions in excess of the Federal Deposit Insurance Corporation insured limits. The Company periodically reviews the financial condition of the financial institutions and assesses the credit risk of such investments.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are recorded based upon the amount of cash advanced or received. Securities borrowed transactions facilitate the settlement process and require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash. The amount of collateral required

to be deposited for securities borrowed, or received for securities loaned, is an amount generally in excess of the market value of the applicable securities borrowed or loaned. The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained, or excess collateral recalled, when deemed appropriate. As of, and during the year ended, December 31, 2022, all collateral received or paid was in the form of cash. A substantial portion of the Company's interest revenue and interest expense results from these activities.

Receivable/Payable from Clearing Brokers

Outside of the securities lending business which is self-clearing, the Company clears all of its proprietary and customer transactions through other broker-dealers on a fully disclosed basis. The amount receivable or payable from the clearing brokers represents amounts receivable for unsettled securities sold by the Company, amounts receivable for commissions, the Company's clearing deposits less amounts payable for clearing costs and other settlement charges and amounts payable for unsettled securities purchased.

Financial Instruments

Financial instruments owned and financial instruments sold, not yet purchased, are recorded on the trade-date and carried at fair value. Realized and unrealized gains and losses from financial instruments owned and financial instruments sold, not yet purchased are reflected in institutional brokerage in the statement of operations.

Fair Value of Financial Instruments

The Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") 820, "Fair Value Measurement" ("ASC 820") defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, not adjusted for transaction costs. ASC 820 also establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels giving the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3) as described below:

Level 1 Inputs – Unadjusted quoted prices in active markets for identical assets or liabilities that are accessible by the Company;

Level 2 Inputs – Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 Inputs – Unobservable inputs for the asset or liability including significant assumptions of the Company and other market participants.

The Company's securities and other investments owned and securities sold and not yet purchased are comprised of common and preferred stocks and warrants, corporate bonds, and investments in partnerships. Investments in common stocks that are based on quoted prices in active markets are included in Level 1 of the fair value hierarchy. The Company also holds loans receivable valued at fair value, nonpublic common and preferred stocks and warrants for which there is little or no public market and fair value is determined by management on a consistent basis. For investments where little or no public market exists, management's determination of fair value is based on the best available information which may incorporate management's own assumptions and involves a significant degree of judgment, taking into consideration various factors including earnings history, financial condition, recent sales prices of the issuer's securities and liquidity risks. These investments are included in Level 3 of the fair value hierarchy. Investments in partnership interests include investments in private equity partnerships that primarily invest in equity securities, bonds, and direct lending funds. The Company also invests in priority investment funds and the underlying securities held by these funds are primarily corporate and asset-backed fixed income securities and restrictions exist on the redemption of amounts invested by the Company. The Company's partnership and investment fund interests are valued based on the Company's proportionate share of the net assets of the partnerships and funds; the value for these investments are derived from the most recent statements received

(*Dollars in thousands*)

from the general partner or fund administrator. These partnership and investment fund interests are valued at net asset value ("NAV") in accordance with ASC "Topic 820: Fair Value Measurements."

The estimated fair values of the Company's financial instruments which are not measured at fair value on the statement of financial condition as of December 31, 2022 are as follows:

	Carrying Amount	Estimated Fair Value
Financial Assets		
Cash and cash equivalents	$ 38,945	$ 38,945
Securities borrowed	2,343,327	2,343,327
Receivables	36,874	36,874
Financial Liabilities		
Securities loaned	$ 2,334,031	$ 2,334,031
Accounts payable and accrued expenses	16,849	16,849

The carrying amounts noted above for cash and cash equivalents, securities borrowed and loaned, receivables, and accounts payable and accrued expenses approximate fair value given the short-term nature of these items and/or minimal credit risk.

Goodwill and Intangible Assets

The Company accounts for goodwill in accordance with the accounting guidance which requires that goodwill and other intangibles with indefinite lives be tested for impairment annually or on an interim basis if events of circumstances indicate that the fair value of an asset has decreased below its carrying value. The Company's intangible assets consist of goodwill and intangible assets with finite useful lives. The values of the intangible assets with finite useful lives are amortized in proportion to their expected economic benefit over their estimated useful life. The Company performs its annual assessment for impairment of goodwill and intangible assets during the third quarter of each year.

Furniture, Equipment, Software and Leasehold Improvements

Furniture, equipment, software and leasehold improvements are stated at cost less accumulated depreciation and amortization. Furniture and equipment are depreciated using the straight-line method over their estimated useful life of three to five years. Software developed is amortized over the estimated useful life of five years. Amortization of purchased software is recorded over the estimated useful life of three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the useful life or lease term.

Leases

The Company determines if an arrangement is, or contains, a lease at the inception date. Operating leases are included in the right-of-use assets, with the related liabilities included in operating lease liabilities in the statement of financial condition.

Operating lease assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease assets and liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term. We use our estimated incremental borrowing rate in determining the present value of lease payments. Variable components of the lease payments such as fair market value adjustments, utilities, and maintenance costs are expensed as incurred and not included in determining the present value. The lease terms include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense is recognized on a straight-line basis over the lease term. The company has lease agreements with lease and non-lease components which are accounted for as a single lease component. See Note 10 for additional information on leases.

(*Dollars in thousands*)

Income Taxes

The Company is included in the Parent's consolidated federal income tax return. The Company's income tax provision is calculated based on the benefits for loss method. Under the benefits for loss method, tax attributes are characterized as realizable by the consolidated group even if the subsidiary would not otherwise have realized the attributes on a stand-alone basis. Tax liabilities for uncertain tax positions are recorded in accordance with ASC 740. The Company records interest and penalties in other operating expenses in the statement of operations.

Note 3. Related-Party Transactions:

The Company is a member of an operating group of affiliates that may provide or receive services to and from each other. From time to time, B. Riley Financial and other affiliates may record costs which, in part, may be based on the Company's operations. Accordingly, the statement of financial condition and statement of operations may not necessarily be indicative of the financial position and operations that would have existed had the Company been operated as an unaffiliated corporation.

During the year ended December 31, 2022, the Company's affiliates allocated to the Company certain overhead costs related to various corporate governance activities.

As of December 31, 2022, the Company held limited partnership interests of $33,584 in BRC Partners Opportunity Fund, LP, a private equity fund managed by one of the Parent's subsidiaries. The Parent's executive officers and board of directors have a 47.4% financial interest, which includes a financial interest of Bryant Riley, the Co-Chief Executive Officer, of 28.2% in the BRC Partners Opportunity Fund, LP as of December 31, 2022.

On November 1, 2021 an affiliate of the Company extended a $34,393 bridge promissory note bearing interest at up to 10% per annum to California Natural Resources Group, LLC and assigned the promissory note to the Company on December 14, 2021. The note was paid in full on January 3, 2022.

In December 2021, B. Riley Financial entered into a Master Receivables Purchase Agreement with W.S. Babcock Corporation, an indirect wholly owned subsidiary of Franchise Group, Inc., and consummated the acquisition of the existing consumer credit receivables portfolio for a purchase price of $400,000 in cash. An affiliate, B. Riley Receivables, LLC was created to hold this investment. The Company contributed $40,000 and held a 10% membership interest in this affiliate. On January 10, 2022, this membership interest was distributed to an affiliate, B. Riley Principal Investments, LLC.

Receivables and Payables

From time to time the Company may agree to make advances to employees or provide loans to employees, generally in connection with employee recruitment. These arrangements are typically short term in nature and repaid from incentive compensation earned by the employee. As of December 31, 2022, there was $25 of receivables from employees included in prepaid expenses and other assets on the statement of financial condition.

As of December 31, 2022, the Company has $4,280 due from affiliates. In addition, the Company had a net amount of $9,142 due to the Parent and other affiliates which includes a $2,202 payable to the Parent for income taxes.

Employee Benefits

The Company maintains a retirement plan, pursuant to section 401(k) of the Internal Revenue Code, for eligible participants to make voluntary contributions of a portion of their annual compensation, on a deferred basis, subject to limitations provided by the Internal Revenue Code. The Company may make a contribution at the discretion of the Board of Directors. The Company contributed $724 for the year ended December 31, 2022.

(*Dollars in thousands*)

Note 4. Financial Instruments:

The following tables set forth, by level within the fair value hierarchy, financial instruments accounted for under ASC 820 as of December 31, 2022. As required by ASC 820, assets and liabilities that are measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	December 31, 2022	Level 1	Level 2	Level 3
Financial instruments owned, at fair value				
Trading account securities, at fair value				
Marketable and non-public equity securities	$ 324,754	$ 273,961	$ -	$ 50,793
Loans	40,354	-	-	40,354
Fixed income securities	3,572	-	3,572	-
Corporate bonds	8,333	-	8,333	-
	377,013	273,961	11,905	91,147
Investment funds valued at net asset value[(1)]	33,924			
Investments without readily determinable fair values[(2)]	1,380			
Total financial instruments owned, at fair value	$ 412,317			
Financial instruments sold, not yet purchased, at fair value				
Marketable and non-public equity securities	$ 4,465	$ 4,465	$ -	$ -
Fixed income securities	269	-	269	-
Corporate bonds	1,163	-	1,163	-
Financial instruments sold, not yet purchased, at fair value	$ 5,897	$ 4,465	$ 1,432	$ -

(1) In accordance with Subtopic 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of fnancial condition.

(2) In accordance with Subtopic 820-10, certain investments without readily determinable fair values are accounted for using a measurement alternative under which these investments are measured at cost, adjusted for observable price changes and impairments. They have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of financial condition.

As of December 31, 2022, financial assets measured and reported at fair value on a recurring basis and classified within Level 3 were $91,147, or 3.0% of the Company's total assets at that date. Regarding these Level 3 financial assets, in determining fair value, the Company analyzes various financial, performance and market factors to estimate the value, including for non-public equity securities, over-the-counter market trading activity. The following table provides the valuation technique and unobservable inputs primarily used in assessing the value of these securities as of December 31, 2022:

(Dollars in thousands)

	Fair Value	Valuation Technique	Unobservable Input	Range	Weighted Average
Equity securities	$ 19,192	Market approach	Multiple of EBITDA	1.50x - 10.50x	5.97x
			Market price of related security	$10.01 - $18.88	$16.91
	27,489	Discounted cash flow	Market interest rate	23.8%	23.8%
	4,112	Option pricing model	Annualized volatility	0.30 - 26.05	0.630
Loans receivable at fair value	40,354	Discounted cash flow	Market interest rate	26.60%	26.6%
	-	Market Approach	Multiple of EBITDA		
Total assets measured at fair value	$ 91,147				

For those non-public equity securities valued using a market approach, adverse industry market conditions or events experienced by the underlying entities could result in lower over-the-counter trading prices for the securities. Such lower trading prices would result in a decline in the estimated fair value of these assets. The Company assessed the reasonableness of the fair values of the non-public equity securities noted above based on its consideration of available financial data related to these issuers as well as an assessment of the nature of any over-the-counter trading activity during the period.

Items Measured at Fair Value on a Non-Recurring Basis

The Company may also measure certain financial and other assets and liabilities at fair value on a non-recurring basis including items such as intangible assets and fixed assets. Adjustments to the fair value of these assets usually result from the write downs of individual assets. Due to the nature of these assets and liabilities, in determining value the Company would analyze various financial, performance and market factors to estimate the fair value. As a result, these assets and liabilities would be classified within Level 3 of the fair value hierarchy.

The investments without readily determinable fair values are measured at cost, adjusted for observable price changes and impairments, with changes recognized in Dividends and other on the statement of operations. These investments are evaluated on a nonrecurring basis based on the observable price changes in orderly transactions for the identical or similar investment of the same issuer. Further adjustments are not made until another observable transaction occurs. Therefore, the determination of fair values for these investments does not involve significant estimates and assumptions or subjective and complex judgments. Investments without readily determinable fair values are subject to a qualitative assessment for indicators of impairment. If indicators of impairment are present, the Company is required to estimate the investment's fair value and immediately recognize an impairment charge in an amount equal to the investment's carrying value in excess of its estimated fair value. As a result, these investments may be measured at fair value on a non-recurring basis using inputs classified within Level 2 or 3 of the fair value hierarchy.

During the year ended December 31, 2022, there were no assets or liabilities measured at fair value on a non-recurring basis for which there was a change in carrying value.

Note 5. Goodwill and Intangible Assets:

The Company's intangible assets consist of goodwill and intangible assets with finite useful lives. Management's assessment process includes determining the fair value for each of the Company's reporting units and comparing such fair value to the carrying value of each reporting unit. The Company's goodwill balance is comprised of $2,570 related to the securities lending business that was acquired in 2014 and $110,680 related to the merger with FocalPoint Securities, LLC that occurred in July 2022. In its annual assessment of the goodwill related to these reporting units, based on actual results achieved compared to projections used in valuing the acquisition, the Company determined that the fair value of these reporting units exceeded their carrying value.

As a result of the 2014 securities lending acquisition, the Company also recorded a finite-lived intangible asset related to acquired customer relationships initially valued at $2,500. This customer relationship intangible asset was amortized over its estimated useful life of seven years on a straight-line basis. As of December 31, 2022, there was no net carrying value of this intangible asset.

In addition to the goodwill recorded as a result of the merger with FocalPoint Securities, LLC, the Company also recorded the following finite-lived intangible assets:

(Dollars in thousands)

	Value of Intangible Asset		Carrying Value of Intangible Asset, net of amortization		Estimated Useful Life
Customer Relationships	$	4,400	$	183	1 year
Trademarks	$	3,200	$	2,178	3 years
Non-compete Agreements	$	3,180	$	2,418	4 years
	$	10,780	$	4,779	

Note 6. Securities Lending:

The Company accounts for securities lending transactions in accordance with ASU 2013-01, "Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities," requiring companies to report disclosures of offsetting assets and liabilities. The Company does not net securities borrowed and securities loaned and these items are presented on a gross basis on the statement of financial condition. The following table presents the contractual gross and net securities borrowing and lending balances and the related offsetting amount as of December 31, 2022.

	Gross amounts recognized		Gross amounts offset in the statement of financial condition (1)		Net amounts included in the statement of financial condition		Amounts not offset in the statement of financial condition but eligible for offsetting upon counterparty default (2)		Net amounts
Securities borrowed	$	2,343,327	$	-	$	2,343,327	$	2,343,327	$	-
Securities loaned	$	2,334,031	$	-	$	2,334,031	$	2,334,031	$	-

(1) Includes financial instruments subject to enforceable master netting provisions that are permitted to be offset to the extent an event of default has occurred.

(2) Includes the amount of cash collateral held/posted.

Note 7. Furniture, Equipment, Software and Leasehold Improvements:

Furniture, equipment, software and leasehold improvements, summarized by major classification, as of December 31, 2022 were as follows:

Leasehold improvements	$	12,080
Furniture and equipment		5,932
Software		2,259
		20,271
Less - accumulated depreciation and amortization		17,418
	$	2,853

Note 8. Income Taxes:

The Company is a member of the consolidated federal and state income tax returns of the Parent who includes the taxable income of the Company on its tax return except in the State of Virginia where the Company files a separate return.

The Company is not currently under audit related to its federal income tax returns and is currently under audit by New York State for the years 2014 through 2016 and for the 2017 period before it was acquired by B. Riley Financial Inc. The Company cannot be certain of the outcome, but believes the positions taken on its tax returns are reasonable and appropriate.

(Dollars in thousands)

As of December 31, 2022, tax years subsequent to December 31, 2019 remain open under the federal statute of limitations and tax years subsequent to December 31, 2018 remain open for the Company's significant state jurisdictions. As of December 31, 2022, the Company had no liability for uncertain tax positions.

Note 9. Regulatory Requirements:

The Company is registered with the SEC and is a member of FINRA. As such, the Company is subject to the Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1") which stipulates minimum net capital requirements and aggregate indebtedness levels. As of December 31, 2022, the Company had net capital of $175,503 which was $169,458 in excess of its required net capital of $6,045. Rule 15c3-1 also requires that the Company's aggregate indebtedness to net capital percentage not exceed 1500%. The Company's aggregate indebtedness to net capital percentage was 52%.

The Company is also subject to SEC Consumer Protection Rule (SEC Rule 15c3-3), which requires the Company to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of customers. Amounts included in cash segregated and on deposit for regulatory purposes represent actual balances on deposit. As of December 31, 2022, there was no cash required to be segregated and on deposit for regulatory purposes.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, (the "Rule") based on sections k(2)(i) and k(2)(ii) of the Rule because the Company maintains a Special Account for the Exclusive Benefit of Customers and all customer transactions are cleared through other broker-dealers on a fully disclosed basis. The Company does not carry or hold any customer funds or securities.

Note 10. Leasing Arrangements:

The Company's operating lease assets primarily represent the lease of office space where the Company conducts its operations with the weighted average remaining lease term of 5.3 years. The operating leases have lease terms ranging from one to seven years. The weighted average discount rate used to calculate the present value of lease payments was 5.8% as of December 31, 2022.

For the year ended December 31, 2022, cash payments against operating lease liabilities totaled $1,828 and non-cash transactions totaled $220 to recognize operating lease right-of-use assets and operating lease liabilities. Cash flows from operating leases are classified as net cash flows from operating activities in the accompanying statement of cash flows.

As of December 31, 2022, future payments on lease liabilities were as follows:

	Operating Leases
Year ending December 31:	
2023	$ 2,346
2024	2,266
2025	2,334
2026	1,696
2027	1,374
Thereafter	1,691
Total lease payments	11,707
Less: imputed interest	(1,663)
Total operating lease liability	$ 10,044

At December 31, 2022, the Company did not have any significant leases executed but not yet commenced.

Note 11. Commitments and Contingencies:

Litigation

As of December 31, 2022, except as described below, the Company was neither a defendant nor plaintiff in any lawsuits or arbitrations nor involved in any governmental or self-regulatory organization matters that are expected to have a material adverse effect on its financial condition, results of operations or liquidity. The Company has been named as a defendant in a small number of civil lawsuits relating to its various businesses. In addition, the Company is subject to various reviews, examinations, investigations and other inquiries by governmental agencies and self-regulatory organizations. There can be no assurance that these matters individually or in aggregate will not have a material adverse effect on the Company's financial condition, results of operations, or liquidity in a future period. However, based on management's review with counsel, resolution of these matters is not expected to have a material adverse effect on the Company's financial condition, results of operations or liquidity.

Many aspects of the Company's business involve substantial risks of liability and litigation. Underwriters and broker-dealers are exposed to liability under federal and state securities laws, other federal and state laws and court decisions, including decisions with respect to underwriters' liability and limitations on indemnification, as well as with respect to the handling of customer accounts. For example, underwriters may be held liable for material misstatements or omissions of fact in a prospectus used in connection with the securities being offered and broker-dealers may be held liable for statements made by their securities analysts or other personnel. The Company has been named as a defendant in a small number of securities claims involving investment banking clients as a result of the Company's role as an underwriter. In these cases, the underwriting agreement provides, subject to certain conditions, that the investment banking client is required to indemnify the Company against certain claims or liabilities, including claims or liabilities under the Securities Act of 1933, as amended (the "Securities Act"), or contribute to payments which the Company is required to make as a result of the litigation. There can be no assurance that such indemnification or contribution will ultimately be available to the Company or that an investment banking client will be able to satisfy its indemnity or contribution obligations when due.

In accordance with applicable accounting guidance, the Company establishes an accrued liability for litigation and regulatory matters when those matters present loss contingencies that are both probable and estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. When a loss contingency is not both probable and estimable, the Company does not establish an accrued liability. As a litigation or regulatory matter develops, management, in conjunction with counsel, evaluates on an ongoing basis whether such matter presents a loss contingency that is probable and estimable. Based on management's review with counsel and present information known by management, loss contingencies for litigation and regulatory matters are not probable and estimable as of December 31, 2022.

In certain circumstances, broker-dealers may also be held liable by customers and clients for losses sustained on investments. In recent years, there has been an increasing incidence of litigation and actions by government agencies and self-regulatory organizations involving the securities industry, including class actions that seek substantial damages. The Company is also subject to the risk of litigation, including litigation that may be without merit. As the Company intends to actively defend such litigation, significant legal expenses could be incurred. An adverse resolution of any future litigation against the Company could materially affect its financial condition, operating results and liquidity.

Note 12. Off-Balance-Sheet Risk and Other Risk:

Market Risk

Market risk is primarily caused by movements in market prices of the Company's trading account securities. The Company's trading securities are also subject to interest rate volatility and possible illiquidity in markets in which the Company trades or invests. The Company manages market risk through risk limits, daily monitoring procedures, and hedging activities. The Company conducts both equity and fixed income principal trading activities.

Positions taken and commitments made by the Company, including those made in connection with investment banking activities, may result in substantial amounts of exposure to individual issuers and businesses, including non-investment grade issuers, securities with low trading volumes and those not readily marketable. These issuers and securities expose the Company

to a higher degree of risk than associated with investment grade instruments. As part of its trading activities, the Company may sell securities it does not currently own. When the Company sells a security short and borrows the security to make a delivery, a gain, limited to the price at which the Company sold the security short, or a loss, unlimited in size, will be realized upon the termination of the short sale. Financial instruments sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price, and thereby, create a liability to purchase the security in the market at prevailing prices. These transactions when unrelated to over-allotments result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold but not yet purchased may exceed the current value recorded in the statement of financial condition.

Credit Risk

The Company functions as an introducing broker that places and executes customer orders. The orders are then settled by an unrelated clearing broker that maintains custody of customers' securities and provides financing to customers. The Company clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing brokers, the Company believes there is no maximum amount assignable to this right. At December 31, 2022, the Company has recorded no liabilities with regard to the right. During the year ended December 31, 2022, the Company did not incur any costs related to these guarantees.

In addition, the Company has the right to pursue collection of performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business. The Company attempts to limit its credit spread risk by offsetting long or short positions in various related securities.

The securities industry is subject to numerous risks, including the risk of loss associated with the underwriting, ownership, and trading of securities, and the risk of reduced revenues in periods of reduced demand for security offerings and activity in secondary trading markets. Changing economic and market trends may negatively impact the liquidity and value of the Company's financial instruments and the level of security offerings underwritten by the Company, which may adversely affect the Company's revenues and profitability.

Through indemnification provisions in agreements with the Company's clearing organizations, customer activities may expose the Company to off-balance-sheet credit risk. Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in customer margin accounts are not sufficient to fully cover customer obligations. The Company seeks to manage the risks associated with customer activities through customer screening and selection procedures as well as through requirements on customers to maintain margin collateral in compliance with various regulations and clearing organization policies.

Credit risk from the Company's securities lending operations arises if a lender or borrower defaults on an outstanding securities loan or borrow transaction and the cash or securities the Company is holding is insufficient to cover the amount they owe the Company for that receivable. The Company assigns credit limits and collateral posting thresholds for each counterparty and these limits and thresholds are reviewed periodically.

The Company's equity and debt trading securities may include non-investment grade securities of privately held issuers with no ready markets. The concentration and illiquidity of these trading securities expose the Company to a higher degree of risk than associated with readily marketable securities.

Note 13. Subsequent Events:

There are no subsequent events that require disclosures and/or adjustments.